UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of JUNE, 2005.

                        Commission File Number: 0-30464


                              IMA EXPLORATION INC.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


  #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           IMA EXPLORATION INC.
                                           -------------------------------------

Date:   JUNE 16, 2005                      /s/ Joseph Grosso
     ------------------------------        -------------------------------------
                                           Joseph Grosso,
                                           President & CEO

                                BC FORM 51-102F3

                             MATERIAL CHANGE REPORT


1.       NAME AND ADDRESS OF COMPANY

         IMA Exploration Inc. (the "Issuer")
         #709 - 837 West Hastings Street
         Vancouver, BC
         V6C 3N6
         Phone:  (604) 687-1828

2.       DATE OF MATERIAL CHANGE

         June 16, 2005

3.       PRESS RELEASE

         The press release was released on June 16, 2005 through various approved public media and filed with the TSX Venture Exchange and the British Columbia, Ontario, Alberta and Quebec Securities Commissions.

4.       SUMMARY OF MATERIAL CHANGE(S)

         See attached press release for details.

5.       FULL DESCRIPTION OF MATERIAL CHANGE

         See attached press release for details.

6.       RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

         Not Applicable

7.       OMITTED INFORMATION

         Not Applicable

8.       EXECUTIVE OFFICER

         Joseph Grosso
         Phone: (604) 687-1828

9.       DATE OF REPORT

         June 16, 2005.

                              IMA EXPLORATION INC.
                            (A Grosso Group Company)
                      Suite 709 - 837 West Hastings Street,
                            Terminal City Club Tower,
                             Vancouver, B.C. V6C 3N6
           Tel: 604-687-1828 Fax: 604-687-1858 Toll Free: 800-901-0058
        Internet: www.imaexploration.com E-mail: info@imaexploration.com

               TSX Venture Exchange: IMR  OTC Bulletin Board: IMXPF
                 Frankfurt & Berlin Exchanges: IMT (WKN 884971)

--------------------------------------------------------------------------------

                          NEWS RELEASE - JUNE 16, 2005

              SILVER RESOURCES INCREASE TO OVER 300 MILLION OUNCES
                           AT IMA'S NAVIDAD DISCOVERY

IMA EXPLORATION INC. (IMR-TSX.V, IMXPF-OTC.BB) is pleased to report the results of a resource estimate on the Calcite Hill deposit at it's 100% owned Navidad Project in Patagonia, Argentina. The Indicated Resources at the Navidad Project now totals 300.7 million ounces of silver and 1.27 million tonnes of lead (92.8 million tonnes @ 101 g/t silver and 1.36% lead). Ongoing drilling continues to define additional mineralization in the area of the Calcite Hill deposit beyond the resource estimate published here.

With the addition for the first time of Indicated and Inferred Resources at Calcite Hill, IMA's Exploration Team has now defined continuous silver resources (Indicated and Inferred) over a 2.3 kilometre strike length along the Navidad Trend. Ongoing drilling is targeting significant extensions to this world-class silver resource; additional surface work continues to better define additional known mineralization at the Argenta and Esperanza Trends. In addition to exploring for new resources, the company continues to better define and expand resources around the margins of Galena Hill, the Connector Zone, and Navidad Hill. It is expected that updated resource estimations will be undertaken once this phase of drilling is complete.

NAVIDAD PROJECT INDICATED RESOURCES AT 50 G/T SILVER EQUIVALENT CUT-OFF1:

----------------------------------------------------------------------------------------------------------------
DEPOSIT                      TONNES          SILVER        LEAD        CONTAINED SILVER         CONTAINED LEAD
                           (MILLIONS)         (G/T)        (%)          (MILLION OZS)          (THOUSAND TONNES)
----------------------------------------------------------------------------------------------------------------

Galena Hill                   63.6             101         1.76              207.3                  1,117.8
Connector                      2.1              74         0.27                4.9                      5.6
Navidad Hill                  15.2             115         0.35               56.3                     52.4
Calcite Hill                  12.0              83         0.75               32.2                     90.5
----------------------------------------------------------------------------------------------------------------
TOTAL INDICATED
RESOURCE                      92.8             101         1.36              300.7                  1,266.4
----------------------------------------------------------------------------------------------------------------

NAVIDAD PROJECT INFERRED RESOURCES AT 50 G/T SILVER EQUIVALENT CUT-OFF1:

----------------------------------------------------------------------------------------------------------------
DEPOSIT                      TONNES          SILVER        LEAD        CONTAINED SILVER         CONTAINED LEAD
                           (MILLIONS)         (G/T)        (%)          (MILLION OZS)          (THOUSAND TONNES)
----------------------------------------------------------------------------------------------------------------

Galena Hill                    5.8              43         0.56                7.9                     32.6
Connector                      6.5             100         0.20               20.9                     12.9
Navidad Hill                   2.9             103         0.77                9.6                     22.5
Calcite Hill                   0.05             28         0.66               0.05                     0.35
----------------------------------------------------------------------------------------------------------------
TOTAL INFERRED
RESOURCE                      15.2              78         0.45               38.4                     68.3
----------------------------------------------------------------------------------------------------------------

NEWS RELEASE
JUNE 16, 2005
IMA EXPLORATION INC.                                                      PAGE 2
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The new resource estimate was prepared by Neil Burns,  M.Sc.,  P.Geo. of Snowden
Mining Industry Consultants Inc., who is an Independent Qualified Person as defined by National Instrument 43-101. The Calcite Hill estimate relied on assay results from 35 diamond drill holes covering an area of approximately 550 x 150-250 metres. Most of the estimated resource lies at relatively shallow depths starting at 50 to 80 metres and extending to 100 to 180 metres below the surface. Snowden created a block model (block size 12.5 x 12.5 metres in plan by 10 metres in depth) of the Calcite Hill deposit and coded this model into four domains based on geological interpretation. Grade was estimated using multiple indicator kriging techniques within the higher-grade domain and ordinary kriging with appropriate grade capping elsewhere. Densities were assigned to a block model using a nearest neighbour estimate from composited data determined from density measurements of entire boxes of whole core. Average densities used to calculate the tonnage at various AgEq cut-off grades are shown in the tables below. A small portion of the previously reported Navidad Hill Inferred Resource has been upgraded to the Indicated category and included within the Calcite Hill estimate. The Navidad Hill resources have been restated above to reflect these minor changes. Please note that the Project database at the time of this estimation comprised 174 diamond drill holes totalling 27,982 metres. Currently, 194 holes have been completed totalling over 32,200 metres.

Tables showing the breakdown of estimated resources at Calcite Hill at various silver equivalent cut-off grades are shown below. Complete tables and grade-tonnage curves showing the resource estimates for all the Navidad deposits at various cut-off grades are available at the company's website (WWW.IMAEXPLORATION.COM). The base-case 50 g/t silver equivalent (AgEq) cut-off was chosen as it reflects a contained gross metal value that is similar to many bulk-tonnage operations worldwide. No economic analysis has been applied to determine this figure; resources tabulated at other cut-off grades are presented below for comparison purposes. It is important to note that at Calcite Hill doubling the cut-off to 100 g/t AgEq only reduces the contained ounces of silver by 21%; applying this higher cut off to the project total resources produces only a 14% reduction in contained silver showing the robust nature of these deposits. Silver equivalent values were calculated using silver, lead, copper, and zinc grades and the same metal prices as were used in the previous Galena Hill and Navidad Hill resource estimates1. The silver equivalence formula makes no allowances for variable metal recoveries.

CALCITE HILL INDICATED RESOURCES:

--------------------------------------------------------------------------------
                AVERAGE     THOUSAND                                   CONTAINED
 CUT-OFF        DENSITY      TONNES        AG     CU       PB      ZN     SILVER
(g/t AgEq)      (g/cm3)                  (g/t)    (%)      (%)     (%)    (M oz)
--------------------------------------------------------------------------------

   100           2.57        6,943        113    0.07     1.04    0.08      25.2
    80           2.56        8,741        101    0.07     0.92    0.09      28.4
    70           2.55        9,831         94    0.07     0.86    0.10      29.8
    60           2.54       10,964         88    0.07     0.80    0.11      31.1
    50           2.54       12,048         83    0.07     0.75    0.11      32.2
--------------------------------------------------------------------------------

CALCITE HILL INFERRED RESOURCES:

--------------------------------------------------------------------------------
                AVERAGE     THOUSAND                                   CONTAINED
 CUT-OFF        DENSITY      TONNES        AG     CU       PB      ZN     SILVER
(g/t AgEq)      (g/cm3)                  (g/t)    (%)      (%)     (%)    (M oz)
--------------------------------------------------------------------------------

   100           2.70            8        149      55     2.00    0.17     0.015
    80           2.61           16        117      41     1.36    0.33     0.021
    70           2.47           31         98      37     0.93    0.31     0.037
    60           2.48           39         92      32     0.85    0.36     0.040
    50           2.42           53         82      28     0.66    0.38     0.048

--------------------------------------------------------------------------------

NEWS RELEASE
JUNE 16, 2005
IMA EXPLORATION INC.                                                      PAGE 3
--------------------------------------------------------------------------------

Notes:

1. Silver equivalent calculated using US$5.50/oz silver, $0.30/lb lead, $1.10/lb copper, and $0.40/lb zinc. (AgEq = Ag + (%Pb*10,000/242.5) +
     (%Cu*10,000/66.1) + (%Zn*10,000/181.9).  No attempt has been made to adjust these relative values by accounting for metallurgical recoveries as insufficient or no information is available to do so. Metal prices have been left unchanged from the prior estimate at Galena Hill in May 2004 in order to simplify comparisons to the prior estimate.
2. The Galena Hill, Navidad Hill and Connector Zone Indicated Resources remain unchanged from the Phase I and II resource estimations released on May 25, 2004 and December 1, 2004 except for restating of the Navidad Hill Resource where a small change was made at the common border with the Calcite Hill resource.
3. Strict quality control and quality assurance procedures have been observed at all stages of data collection leading to this resource. Please see IMA's website (www.imaexploration.com) for a detailed overview of these procedures.
4. Resource categories (Indicated and Inferred) used here and the preparation of this resource estimate conform to Industry Best Practices standards as set out by National Instrument 43-101 "Standards of disclosure for mineral projects" and those of the 2000 Canadian Institute of Mining, Metallurgy, and Petroleum (the "CIM") "Standards on Mineral Resources and Reserves".
5. A National Instrument 43-101 Technical Report documenting the Snowden Resource Estimate will be filed at www.sedar.com as is required by Security Commission regulations.
6. An `INFERRED MINERAL RESOURCE' is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.
7. An `INDICATED MINERAL RESOURCE' is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.


ON BEHALF OF THE BOARD

/s/ Joseph Grosso
____________________________________________
Mr. Joseph Grosso, President & CEO


For further information please contact Joseph Grosso, President & CEO, or Sean Hurd, Investor Relations Manager, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email INFO@IMAEXPLORATION.COM, or visit the Company's web site at HTTP://WWW.IMAEXPLORATION.COM.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. CAUTIONARY NOTE TO US INVESTORS:
This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

                                                                  2005 NUMBER 11